February 25, 2008

Mail Stop 3561

<u>via U.S. mail and facsimile</u>

Roy G. Warren, President
Attitude Drinks Incorporated
11300 U.S. Highway 1, Suite 207
North Palm Beach, Florida

RE: Attitude Drinks Incorporated
Form SB-2 filed January 28, 2008
File No. 333-148038

Dear Mr. Warren:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note that you are registering the sale of 17,396,964 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. Please provide interest payments in the table, as comment number two of our prior letter dated January 10, 2008 requires.

3. Please provide the disclosure requested by the last paragraph of comment three of our prior letter dated January 10, 2008. The conversion price, which the prospectus refers to as fixed, is subject to adjustment.

Please provide disclosure explaining the adjustment feature and how it would affect profit. Please advise us of any circumstances causing such an adjustment. In this regard, shares can be issued in lieu of interest and principal payments and the "price" of such shares is at a discount to market. See next paragraph.

The disclosure from page 24 of the prospectus indicates that shares can be issued in lieu of principal and interest payments, and if issued, they are issued at the fixed price or "80% of the average of the five lowest closing bid prices for the common stock as reported for the principal market for the twenty trading days preceding the repayment date." If shares are issued at the 20% discount to market, that discounted price will replace the fixed price. The disclosure reads: "The fixed conversion price and shares to be issued thereunder are subject to adjustment upon events such as merger, reclassification, stock splits and dividends and shares of common stock issued by the company below the fixed conversion price." Please advise us supplementally or revise the disclosure.

4. Please see comment four of our prior letter dated January 10, 2008. Please explain, in the disclosure on page 24, how the adjustment feature to the warrant exercise price works, that is, how the price may adjust. It appears that the warrant agreement adjusts the exercise price downward under section 3.4 of the form of warrant agreement, which you have filed as Exhibit 4.3 to the registration statement. Also, explain in the disclosure in response to comment four how such adjustment can affect profit.

5. Your response to comment number five of our prior letter dated January 10, 2008 does not take into account the possible adjustments to the note conversion price and warrant exercise prices. Please provide appropriate disclosure.

Risk Factors

6. Please add a risk factor that discloses:

the possible downward adjustments to the conversion price of the debentures and exercise prices of the warrants; and that the issuance of shares for principal and interest payments at a discount to market will also lower the conversion rate on the debentures and lower the exercise price of the warrants. That, in turn, will cause you to issue many more shares causing greater dilution to current investors and depressing market prices for the stock..

Exhibits

7. Please ensure that you file all schedules and exhibits to Exhibit 10.1 to this registration statement, that is, the Subscription Agreement.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Susann Reilly at (202) 551-3236 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Office of Beverages, Apparel and
             Healthcare

cc: Richard Weed, Esq.
       By facsimile: (949) 475-9087